SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒            No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Announcement regarding Fiscal Year 2007 Results:

ViryaNet (OTCBB: VRYAF.OB), a leading provider of solutions that automate business processes for mobile workforce management and field service delivery, today reported financial results for its Fiscal Year 2007. The financial statements are attached hereto as Exhibit 99.1.

About ViryaNet

ViryaNet provides packaged industry solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in operational excellence. ViryaNet’s solutions specialize in the functions of scheduling and dispatching resources and enabling mobile field communication. Embedding industry best practices and utilizing a powerful workflow engine, web architecture, and visibility suite, the ViryaNet solutions allow companies to outperform their competition, better the customer experience, improve financial performance, and address regulatory compliance. ViryaNet possesses a 20-year history in the field service space, a vast number of customers across a variety of industries, and strong partnerships with leading platform and system integration companies. Headquartered in Southborough, MA, ViryaNet enjoys a worldwide presence with offices and customers located in North America, Europe, and the Pacific Rim. For more information, visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated August 29, 2007, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: June 30, 2008

By:	/s/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	ViryaNet Condensed Financial Statements for Fiscal Year ended December 31, 2007.

Exhibit 99.1

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$736	$413
Trade and unbilled receivables	1,045	1,099
Other accounts receivable and prepaid expenses	522	226

Total current assets	2,303	1,738

SEVERANCE PAY FUND	830	995

PROPERTY AND EQUIPMENT, NET	163	238

INTANGIBLE ASSETS:

GOODWILL	7,088	7,152

CUSTOMER RELATIONSHIP, NET	875	653

OTHER INTANGIBLE ASSETS AND DEBT ISSUANCE COST, NET	660	414

Total intangible assets:	8,623	8,219

Total assets	$11,919	$11,190

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,187	$1,815
Current maturities of long-term bank loans	574	589
Trade payables	702	821
Deferred revenues	2,361	2,212
Other accounts payable and accrued expenses	1,884	2,070
Loan from related party	115	90
Payment on convertible note	—	239
Short-term convertible note	—	556

Total current liabilities	6,823	8,392

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	718	149
Long-term convertible note	568	—
Long-term deferred revenues	—	1,031
Accrued severance pay	1,276	1,568

Total long-term liabilities	2,562	2,748

SHAREHOLDERS’ EQUITY:
Share capital	2,635	3,456
Additional paid-in capital	115,937	116,121
Accumulated other comprehensive loss	(314)	62
Accumulated deficit	(115,724)	(119,589)

Total shareholders’ equity	2,534	50

Total liabilities and shareholders’ equity	$11,919	$11,190

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2006	2007
Revenues
Software licenses	$1,520	$1,769
Maintenance and services	12,340	9,390

Total revenues	13,860	11,159

Cost of revenues:
Software licenses	356	358
Maintenance and services	6,831	5,633

Total cost of revenues	7,187	5,991

Gross profit	6,673	5,168

Operating expenses:
Research and development	2,121	2,290
Selling and marketing	3,692	3,429
General and administrative	2,735	2,485

Total operating expenses	8,548	8,204

Operating loss	(1,875)	(3,036)
Financial expenses, net	(44)	(535)
Loss from liquidation of a subsidiary (1)	—	(239)

Net loss	$(1,919)	$(3,810)

Basic and diluted net loss per share	$(1.03)	$(1.66)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary share (*)	1,857,217	2,292,190

(*)	All share data are reported after the effect of the 1 for 5 reverse split that occurred on January 17, 2007.
(1)	Accumulated translation adjustment of autonomous subsidiaries removed from the separate component of equity as a result of the liquidation of the Company’s subsidiary in Japan.